ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
"ТОРГОВЫЙ ДОМ ГУМ"
Красная площадь, 3, Москва, 109012
тел. 921-5763, факс 975-2581

JOINT-STOCK COMPANY
"GUM TRADING HOUSE"
Red Square, 3, Moscow, 109012
tel. 921-5763, fax 975-2581

ИСХ. № 501

15 MAP 2005

ОАО "ТД ГУМ"

05006622

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549

SUPPL

RECEIVED
2005 MAR 21 A 9:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Re: AO Torgovy Dom GUM
Exemption No.: ~~82-4152~~ 82-4132

March 15, 2005

Dear Sir or Madam:

In connection with AO Torgovy Dom GUM's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with it's ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find enclosed the statement of essential fact "Notice of the deadline of the Issuer's registrar" (Annex 1) and the data which may substantively impact value of the Issuer's stock (Annex 2).

The Bank of New York acts as depositary bank for the above referenced company under the **Form F-6 registration statement number: 33-32922**, which was declared effective by The SEC on June 7, 1996.

Sincerely,

L.M. Kirpicheva

Financial Director
(095) 788-42-38
(095) 929-91-56

PROCESSED
MAR 22 2005
THOMSON
FINANCIAL

dlw 3/21

Annex 1

Statement of essential fact

«Notice of the deadline of the Issuer's registrar»

1. Open Joint Stock company **"GUM Trading House"**

2. Location: 3 Red Square, Moscow 109012

3. Taxpayer's identification number: 7710035963

4. Tax unique code: 00030-A

5. Essential fact code: 080003A11032005

6. Web-site for the Issuer's reports on essential fact: WWW.GUM.RU

7. Printing edition: the newspaper «Izvestija»

8. Type, category of securities: ordinary nominal uncertified stock (reg. number 1-04-00030-A)

9. Purpose of the registrar: **annual shareholder general meeting of JSC "GUM Trading House".**

10. Deadline of the Issuer's registrar: **March 12, 2005**

11. Date of the Board of directors' Protocol: **March 11, 2005**

Managing Director
JSC "GUM Trading House» **T.V. Guguberidze**

March 11, 2005

Annex 2

Data, which may substantively impact value of the Issuer's stock

Open joint stock company "GUM Trading House"
Location: 3 Red Square, Moscow 109012
Issuer's code: 00030-A
Web-site for the Issuer's reports on essential facts: WWW.GUM.RU
Taxpayer's identification number: 7710035963
Date of the meeting of the Board of directors: 11.03.2005
Protocol number and date: 7/11 от 11.03.2005

Information on the resolutions resolved by the Board of directors (supervisory board) of the Issuer

- April 29, 2005 at 3 pm to be the date of the annual general shareholder meeting of JSC "GUM Trading House"
- 1/4 Teatralnyi proezd, the Metropol hotel, conference-hall (through the entrance of the Luksor restaurant) – to be the venue of the meeting
- Format of the annual general shareholder meeting: meeting upon delivery of voting ballots
- Postal address for the filled-in voting ballots –23/4, Novokuznetskaya ul., Moscow 115184, Russian Federation, ZAO "Registronics"
- March 12, 2005 to be the deadline of the registrar for the participants of the annual general shareholder meeting of JSC "GUM Trading House".

The following agenda of the annual general shareholder meeting was confirmed:

-Approval of the annual report , annual financial statements, including company's loss and profit (profit and loss statements), and the distribution of profit and loss on the operational results 2004 of JSC "GUM Trading House".
-Payment of dividends to the shareholders of JSC"GUM Trading House" for 2004.

-Elections of members to the Board of directors of JSC "GUM Trading House".
-Elections of members to the Internal audit commission of JSC "GUM Trading House".
-Delegation of authority of the sole collegiate bodies of JSC "GUM Trading House" (Director General) to the managing company.
-Approval of the Auditor of JSC "GUM Trading House"

Director
of Administrative office
JSC "GUM Trading House" I.M. Spitonov